Bancroft Capital, LLC

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

September 29, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Vistek Limited (the “Company”)
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-284559

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bancroft Capital, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on September 30, 2025 or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions, and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating underwriters that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

Bancroft Capital, LLC

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

Very truly yours,

Bancroft Capital, LLC

By:	/s/ Robert L. Malin
Name:	Robert L. Malin
Title:	Managing Director

[Signature Page to Acceleration Request]